SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

OTR Acquisition Corp.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
67113Q 105**
(CUSIP Number)
May 20, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The CUSIP number for the Units which include the Common Stock is 67113Q 204 and the CUSIP number for the Warrants is 67113Q 113.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67113Q 105	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS OTR Acquisition Sponsor LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

* The securities are held directly by OTR Acquisition Sponsor LLC (the “Sponsor”), which, as of May 18, 2022, is managed by a board of managers consisting of three persons, which has sole voting and dispositive control of the securities held by the Sponsor. On May 6, 2022, the Sponsor transferred an aggregate of 1,305,920 shares of Class B common stock, par value U.S. $0.0001 per share (the “Class B Common Stock”), of OTR Acquisition Corp. (“OTR”) previously held by the Sponsor to certain members of the Sponsor. In connection with the consummation of OTR’s business combination with Comera Life Sciences Holdings, Inc. (“Holdco”), a Delaware corporation, on May 19, 2022, the 1,305,918 shares of Class B Common Stock held by the Sponsor converted into 1,305,918 shares of Class A Common Stock of OTR and such shares were exchanged for 1,305,918 shares of Holdco common stock.

CUSIP No. 67113Q 105	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Nicholas J. Singer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%*
12.	TYPE OF REPORTING PERSON (See Instructions) IN

* The securities are held indirectly by Nicholas J. Singer, who has sole voting and dispositive control of PC SPAC Holdings LLC, which holds the securities directly. Prior to May 18, 2022, Mr. Singer was the sole managing member of the Sponsor. and Chief Executive Officer and Chairman of the Issuer. On May 1218, 2022, the Sponsor entered into a certain second amended and restated limited liability operating agreement, provides that the Sponsor be managed by a board of managers consisting of three persons, including Mr. Singer. ForIn connection with the purposes of Rule 13d-3, Mr. Singer is no longer a beneficial owner ofconsummation of OTR’s business combination with Holdco, on May 19, 2022, the 1,305,918421,759 shares of Class B common stock, par value U.S. $0.0001 per share, of OTR Acquisition Corp.Common Stock held directly by the Sponsor, and disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest thereinMr. Singer converted into 421,759 shares of Class A Common Stock of OTR and such shares were exchanged for 421,759 shares of Holdco common stock.

CUSIP No. 67113Q 105	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

OTR Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1395 Brickell Avenue, Suite 800, Miami, FL 33131

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	OTR Acquisition Sponsor LLC
(ii)	Nicholas J. Singer
Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 1395 Brickell Avenue, Suite 800, Miami, FL 33131.

Item 2(c).	Citizenship:

OTR Acquisition Sponsor, LLC is a Delaware limited liability company, and Nicholas J. Singer is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

67113Q 105

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

Disclosure for each Reporting Person:

CUSIP No. 67113Q 105	13G	Page 5 of 7 Pages

(a)	Amount beneficially owned: OTR Acquisition Sponsor LLC – 0 Shares Nicholas J. Singer – 0 Shares

(b)	Percent of class: OTR Acquisition Sponsor LLC – 0% Nicholas J. Singer – 0%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: OTR Acquisition Sponsor LLC – 0 Nicholas J. Singer – 0
	(ii)	Shared power to vote or to direct the vote: OTR Acquisition Sponsor LLC – 0 Shares Nicholas J. Singer – 0 Shares
	(iii)	Sole power to dispose or to direct the disposition of: OTR Acquisition Sponsor LLC – 0 Nicholas J. Singer – 0
	(iv)	Shared power to dispose or to direct the disposition of: OTR Acquisition Sponsor LLC – 0 Shares Nicholas J. Singer – 0 Shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒*.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 67113Q 105	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2022

OTR ACQUISITION SPONSOR LLC PC SPAC HOLDINGS, its Manager By: Purchase Capital Investments LLC, its sole member By: Purchase Capital LLC, its sole member

By:	/s/ Nicholas J. Singer
Name: Nicholas J. Singer
Title: Authorized Signatory

/s/ Nicholas J. Singer
Name: Nicholas J. Singer